Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

Final Transcript

Conference Call Transcript XRX - Xerox to Acquire Affiliated Computer Services Event Date/Time: Sep. 28. 2009 / 08:30AM ET

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Final Transcript
Sep. 28. 2009 / 8:30AM ET, XRX - Xerox to Acquire Affiliated Computer Services

CORPORATE PARTICIPANTS

Ursula Burns
Xerox Corporation - President and CEO

Lynn Blodgett
Affiliated Computer Services - President and CEO

Larry Zimmerman
Xerox Corporation - Vice Chairman and CFO

CONFERENCE CALL PARTICIPANTS

Shannon Cross
Cross Research - Analyst

Keith Bachman
BMO Capital Markets - Analyst

Richard Gardner
Citigroup - Analyst

PRESENTATION

Operator

Good morning and welcome to the Xerox Corporation and Affiliated Computer Services conference call hosted by Ursula Burns, Xerox Chief Executive Officer. She is joined by Lynn Blodgett, ACS President and Chief Executive Officer, and Larry Zimmerman, Xerox Vice Chairman and Chief Financial Officer. During this call, Xerox and ACS executives will refer to slides that are available on the web at www.xerox.com/investor. At the request of Xerox Corporation, today’s conference will be -- is being recorded. Other recordings and/or rebroadcasting of this call are prohibited without expressed permission of Xerox. After the presentation, there will be a question-and-answer session. (Operator Instructions).

The subject matter during this conference call will be addressed in a joint proxy statement and prospectus to be filed with the Securities and Exchange Commission. We urge investors and security holders of Xerox and ACS to read it when it becomes available because it will contain important information. You will be able to obtain free copies of the joint proxy statement and prospectus when available and other documents filed with the SEC by Xerox and ACS through the Internet site maintained by the SEC at www.sec.gov.

During this conference call, Xerox and ACS executives will make comments that contain forward-looking statements which by their nature address matters that are in the future and are uncertain. Actual future financial results may be materially different than those expressed herein.

At this time, I would like to turn the meeting over to Ms. Burns. Ms. Burns, you may begin your conference.

Ursula Burns  - Xerox Corporation - President and CEO

Good morning and thank you for joining us on such short notice. Before we get started, let me apologize for our need to do this announcement on Yom Kippur. It certainly was not our intention and we had hoped to announce later this week. However, we wanted to avoid the risk of an unauthorized release of the details. So we accelerated the news today.

This is certainly significant news for Xerox and for ACS. Lynn, Larry and I will spend the next few minutes sharing with you the high-level details of Xerox’s planned acquisition of ACS. Then we will open it up to your questions.

The term transformational tends to be overstated in business today but in this case, we believe it to be very true. With ACS, Xerox is creating a new class of solutions provider with leading technology and expertise in document and business processes. Over the past several years, Xerox has built a successful business as the industry’s leader for document technology and services. In doing so, we also started participating in the related business process outsourcing market through small vertically focused acquisitions.

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Sep. 28. 2009 / 8:30AM ET, XRX - Xerox to Acquire Affiliated Computer Services

BPO is a market sized at $150 billion and growing at a rate of 5% a year. Through our strategic initiatives, it became clear that the BPO market is well aligned with our business and a key driver of long-term growth. At the same time, ACS has been successfully carving out its strong leadership role becoming the world’s largest diversified BPO firm. They have built a growing $6.5 billion business by delivering services that automate paper-based work processes. But to scale their business even more they need brand strength, global account relationships and innovation to create differentiated offerings. With both companies priorities aligned, we identified an opportunity to combine our strengths and become the leading global enterprise for document and business process management.

For Xerox, this game-changing initiative and yes, transformational acquisition helps us significantly expand our business and benefit from stronger revenue and earnings growth. We will become a $22 billion global company of which $17 billion is recurring revenue, a big boost to our profitable annuity stream and our services business will triple to an estimated $10 billion next year. For ACS, they will be better positioned to grow their business globally by leveraging Xerox’s brand and client relationships and by applying our intellectual property to scale their BPO offerings.

ACS will become Xerox’s core BPO business. It will be led by Lynn Blodgett whose impressive leadership helped drive record results for the fiscal 2009. More revenue, more profit, more bookings, more EPS growth than ever before. Great performance especially in this tough economy.

On slide 4, you will see the key terms of the transaction. We are acquiring 100% of ACS’s Class A and B common shares valued at $63.11 per share as of Friday’s close. Pending regulatory and shareholder approval, we expect the transaction will close in the first quarter of 2010. When it is done -- when it does, the acquisition will be accretive on an adjusted earnings basis in the first year.

In acquiring ACS, Xerox is aligning its business with the evolving demand in the market place. Customers are increasingly seeking service providers that offer a full range of solutions from their document technology to the process management in their back and front office operations and large enterprises require global capabilities and global account management. That is exactly what we will deliver by expanding Xerox’s portfolio of document technology and services to include the BPO capabilities of ACS. In doing so, our customers and shareholders will benefit from a powerful combination of two companies with complementary industry-leading expertise, companies that operate in markets that increasingly cross paths, and companies that share a common goal to leverage world-class innovation and service expertise to simplify the way real business gets done.

Combined, we will pursue a $500 billion market. We will instantly be a leader in key segments of this market with solutions centered around the information needs of business processes not solely the software application or IT infrastructure. Combined we will bring global scale and the benefit of Xerox’s brand presence and sales relationships to help ACS expand in Europe, Asia and South America. And like Xerox has been since our founding, we will differentiate our combined Company through innovation applying proprietary technology in areas like digital imaging and process automation to further enhance our offering.

This compelling value proposition is aided by my confidence in the ACS leadership team, a team that is committed to helping us drive our growth strategy. And it is a good place for me to welcome Lynn Blodgett. He will share a quick overview of ACS. Lynn will walk you through the financial model and we’ll take your questions. Lynn?

Lynn Blodgett  - Affiliated Computer Services - President and CEO

Thank you, Ursula. I am thrilled to be here with you today and I am excited about this transaction and what it will mean for ACS, our clients, our shareholders and our 74,000 employees. ACS has a 20-year history of growth and innovation. We have evolved from our beginnings in 1988 as a bank data processor into the leading diversified business process outsourcing firm in the world. Our recurring revenue model and diversified revenue stream have allowed us to generate healthy consistent growth through many different economic cycles.

This transaction will significantly accelerate our evolution and create an undisputed leader in the back office document and business process management. ACS has deep knowledge and expertise in business processes, a mature and proven global delivery model and over 31,000 global employees and proprietary technology solutions. Coupling this with the Xerox’s industry-leading document management capabilities, global brand strength and reputation and their commitment to investing in innovative technologies will provide ACS with new opportunities to expand our service offering that will allow us to penetrate new global markets with business process outsourcing solutions and provide us with new technology platforms that we can leverage across a broader global customer base.

Final Transcript
Sep. 28. 2009 / 8:30AM ET, XRX - Xerox to Acquire Affiliated Computer Services

The growth potential for this combination will help generate solid returns for our shareholders and will provide our employees with new challenges and opportunities to expand their expertise. The future of ACS as part of Xerox is brighter than ever.

Now let me turn it over to Larry Zimmerman, the Chief Financial Officer of Xerox.

Larry Zimmerman  - Xerox Corporation - Vice Chairman and CFO

Thank you, Lynn, and good morning. Over the years, I have talked a lot about the strength of the Xerox annuity model. This acquisition not only expands our ability to create and deliver solutions to our customers, it enhances every aspect of our business model. A $22 billion Company with profitable revenue growth services representing almost 50% of our revenue and over $6 billion of BPO revenue. With these increases, approximately 80% of our revenue will be annuity.

Through this combination, we also expect to accelerate our margin expansion. Our business model coupled with ACS’s strong and consistent operating margin will deliver more profit to the bottom line. Also as I have said many times, the strength of the annuity model is cash generation. Our combined free cash flow will be stronger and will deliver significant value to our shareholders.

Next slide. This slide highlights how complementary our businesses are with significant opportunity to leverage each other’s strengths for growth. Greater services scale will improve our revenue growth rate, the BPO market is growing more than 5% a year, and ACS in a very difficult environment grew revenues 6% last year.

ACS’s geographic presence is concentrated with 92% of the revenue coming from the US. Given Xerox’s global presence and sales footprint, this represents another huge opportunity to grow BPO services outside the US. Additionally, we have evaluated the customer lists of both companies and found that there is only about a 20% customer overlap. We believe this is a great opportunity to enhance the value we bring to both sets of our customers through cross-selling.

Next slide. Over the last couple of months teams from both companies have collaborated on opportunities and synergies, two aspects of the work. First, a conservative view to model our business case which is represented on this slide. Second, the potential opportunity we see and talked about during this presentation which we will base our internal goals on. Our conservative case primarily cost based ramps to $300 million to 400 million of annualized synergies in three years. We were expecting about $100 million in the first two. Also we have netted out a small amount of restructuring, $50 million to $75 million cumulative by 2012.

Revenue synergies are modest in the case but both teams believe a lot more will be accomplished when we put the numbers on the board. And as both Ursula and Lynn discussed, there are new offerings and solutions that will result from bringing together ACS platforms and capabilities and our technology and capabilities. These represent additional incrementality that are not in these conservative or the upside case.

Next slide. So to summarize the financials, we have enhanced our annuity business model driving earnings and cash generation. There are significant synergy opportunities but we were conservative in our business case. Earnings excluding intangibles and restructuring are accretive in the first year. We have an investment grade balance sheet to support our business and to deliver to our shareholders. I believe the opportunities are significant and we plan on capturing them going forward. Now back to Ursula.

Ursula Burns  - Xerox Corporation - President and CEO

Thank you, Larry. Over the past few years, Xerox has taken an appropriately measured approach to changing our business. We created the industry’s broadest portfolio of document technology. We introduced breakthrough innovation in the growing market of color printing. We significantly expanded our distribution around the world. We built a successful managed print services business that others are now trying to replicate. We are disciplined in managing our balance sheet and we excel at delivering operational efficiencies that help us consistently generate very strong cash flow. The strength of our core business gives us a solid foundation and the confidence to make this major move with ACS.

In transforming Xerox from a technology leader to the leading global enterprise for document and business process management, we strongly believe there will be no better Company than Xerox to manage the critical back-office operations that make front offices successful. And by leveraging our significant profit synergies, Xerox will benefit from margin expansion and strong revenue and earnings growth. This move is a game changer for Xerox and a value driver for our shareholders.

Final Transcript
Sep. 28. 2009 / 8:30AM ET, XRX - Xerox to Acquire Affiliated Computer Services

My thanks again for joining us today. Now let’s open it up to your questions.

QUESTION AND ANSWER

Operator

(Operator Instructions). Shannon Cross.

Shannon Cross  - Cross Research - Analyst

Good morning. Hi, Ursula.

Ursula Burns  - Xerox Corporation - President and CEO

Hello, Shannon. How are you?

Shannon Cross  - Cross Research - Analyst

Good, good. It is -- certainly woke us up this morning. So anyway, can you just better help us understand sort of how you are thinking about the two companies together versus where you would be apart, why you are pursuing an acquisition and not a partnership? I mean is this from requests from customers to offer for both of you to offer some of these services and you know how you sort of will think about the ACS channel as a sales channel? Anything more you can do to sort of flesh that out?

Ursula Burns  - Xerox Corporation - President and CEO

So a great set of questions. Together we definitely see both revenue growth potential and cost synergies. The reason why we pursued this is that our customers have been telling us that they need a connection, they need a more deeper connection between back-office document infrastructures and front office business process services. Putting our two companies together allows us to do this.

We didn’t do a partnership because as we started to work with ACS, we saw that the synergy potential particularly on the revenue side is bigger being closer connected more closely connected. For example, ACS has capabilities in the United States that are unmatched but their capabilities in Europe and in Asia are very weak. Their presence is weak. Our strength around the world from a global perspective doing business in over 160 companies allows ACS and Xerox to step up immediately in participation in these services to customers. In addition, we are a great technology provider. ACS is a phenomenal services company. They can benefit significantly from using some of our technology to automate even further their services.

I will have Lynn actually add some points here.

Lynn Blodgett  - Affiliated Computer Services - President and CEO

Yes, I think it was actually surprising to us as we -- the more we got into this diligence process and getting to know each other better that the technology that Xerox has is so directly applicable to the work that we do for our customers and there were so many things that could be done utilizing that technology and utilizing that infrastructure that would help us to reduce our cost and so that was one of the key reasons that we felt that partnering didn’t go quite far enough. And as Ursula said, we have struggled with and we have some wonderful people that do production work around the globe. We have about 30,000 people that are doing production work but they are primarily supporting our US customers. But we have not had the kind of infrastructure to really take advantage on the sales from a sales perspective of all the opportunities that are out there.

Xerox has a wonderful global account management structure where we can dovetail with that immediately. We don’t have to add salespeople. They don’t have to add people. We can just begin to put an incentive in place for the people that are here. And we are very, very excited about the things that Xerox can do for us from a technology perspective, what their brand can do and then what we can do as far as the sales channel. So it really is just an almost an ideal combination from my view.

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Sep. 28. 2009 / 8:30AM ET, XRX - Xerox to Acquire Affiliated Computer Services

Ursula Burns  - Xerox Corporation - President and CEO

As far as management goes, we will manage ACS independently very similar to the way you are familiar with how we manage Global Imaging. So Lynn Blodgett and his team will be responsible for Xerox’s BPO presence around the world. We have all of the appropriate incentives in place to keep Lynn and his team in place and we have established just like we did in global and office to assure that we can actually build the synergies costs but more importantly revenue synergies as quickly as possible.

Shannon Cross  - Cross Research - Analyst

Okay. And then a question for Larry. Just quickly on capital structure and how we should sort of think about cash, use of cash going forward I assume this pushes back share repurchase. But how do we sort of -- how do you sort of see the balance sheets once you have absorbed this Company?

Larry Zimmerman  - Xerox Corporation - Vice Chairman and CFO

I think what you said is right. Initially, we obviously would pay down debt here and with the cash production of both Xerox and ACS and the synergies that Lynn and Ursula talked about, I think we are going to have a lot of cash coming in here from the business model. So I think we will be able to get cash down -- get debt down in a reasonably quick time. I think after that, it is back to what we said before which is we would start share repurchase again. And acquisitions you know for both ACS and Global and any distribution ones would start again, they would be small. I mean I don’t foresee that we would have any other large acquisitions.

But first would be debt; second would be share repurchase; and then we would continue to do small acquisitions to help our growth.

Ursula Burns  - Xerox Corporation - President and CEO

Next question. (multiple speakers)

Shannon Cross  - Cross Research - Analyst

Just to clarify, was the $250 million in incremental cash, Larry?

Larry Zimmerman  - Xerox Corporation - Vice Chairman and CFO

I’m sorry, what is the --

Shannon Cross  - Cross Research - Analyst

You put in there $250 million in additional cash generation sort of from the deal synergies what have you. I was just curious where that came from.

Larry Zimmerman  - Xerox Corporation - Vice Chairman and CFO

Tax benefits from combining the two companies. We are able to use some of our tax credits that ACS didn’t have.

Final Transcript
Sep. 28. 2009 / 8:30AM ET, XRX - Xerox to Acquire Affiliated Computer Services

Shannon Cross  - Cross Research - Analyst

Great. Thank you.

Operator

Keith Bachman.

Keith Bachman  - BMO Capital Markets - Analyst

Hi, good morning. Thank you. Ursula, I wanted to try to understand from ACS’s perspective, I see on slide 8, you lay out the distribution of revenues. How much of either the BPO, the ITO is involved in the printing areas?

Lynn Blodgett  - Affiliated Computer Services - President and CEO

Well, on the ACS side --.

Keith Bachman  - BMO Capital Markets - Analyst

Yes, on the ACS side, that is what I was asking, yes.

Lynn Blodgett  - Affiliated Computer Services - President and CEO

The printing revenues are about $100 million.

Keith Bachman  - BMO Capital Markets - Analyst

So -- and I want to make sure I ask the question with appropriate definition. I want to cast a fairly wide net. So the areas that you are involved in related to printing broadly speaking is a relatively small part of your footprint than?

Lynn Blodgett  - Affiliated Computer Services - President and CEO

Well, depending on how you define things, we do a tremendous amount of printing for our Medicaid clients for example. We have a print service area that is a dedicated area and that is about $100 million. We have other clients who have print as part of their service and that is probably another $200 million to $250 million of revenue.

Ursula Burns  - Xerox Corporation - President and CEO

Keith, I think that the focus on the print infrastructure may be too narrow in the questioning. I think the focus should be on the document infrastructure, how much work ACS does and obviously Xerox does on managing document processes.

Keith Bachman  - BMO Capital Markets - Analyst

Yes, fair enough.

Ursula Burns  - Xerox Corporation - President and CEO

Lynn spoke about Medicaid processing or student loan processing or total transportation areas. All of these areas, all of these process areas focus on documents or information and it is not only the printing end that we are focusing on. Xerox obviously has strength there created the industry expanding it with color etc.; it is also about the information infrastructure that knits all of this together and it is not only about the printing infrastructure.

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Sep. 28. 2009 / 8:30AM ET, XRX - Xerox to Acquire Affiliated Computer Services

Keith Bachman  - BMO Capital Markets - Analyst

So, Ursula, to take a that though -- how much if you just try to segment their business and said document management or document workflow is X part of ACS’s current footprint, any thoughts on how much that would be of ACS current business?

Lynn Blodgett  - Affiliated Computer Services - President and CEO

Yes, let me answer that. In terms of our revenue stream, about 80% of our revenue falls in the BPO space and the other portion is in the pure ITO infrastructure which is important to us. But within that 80% number, so $5 billion-ish of revenue, that is all -- it is all very image intensive and I think that is -- there is documents but there are images. We have a lot of video data that comes in to us where we receive -- we do tolling and we do all kinds of things where we get video, we get a lot of scanned data. All of that is directly affected and can be directly made more efficient through the technology that Xerox brings to us.

Keith Bachman  - BMO Capital Markets - Analyst

Okay. Let me try one other question Ursula and then I will cede the floor. Thanks. There is clearly some part of ACS that doesn’t overlap with how we have thought about Xerox. Ursula, how do you grow that business or how do you nurture that business? I know I heard the comment that Xerox’s salesforce which is a very formidable salesforce in Europe and Asia and whatnot can help grow ACS which is primarily in the US. But if I think about Xerox’s salesforce, are they equipped to sell what ACS brings to the table? Just would like to hear a comment on that and that is my last question. Thank you.

Ursula Burns  - Xerox Corporation - President and CEO

Yes, I think the way that we plan to expand ACS both in the US on a global basis is at the account leadership -- from the account leadership perspective. So we have sales people around the world who are what we call global account managers. These are not people who sell any specific line of business. They are close with the clients and incented to expand Xerox’s reach in any line of business. Those connections will be used to actually bring ACS’s expertise into the client base and to have ACS do most of the selling of their line of business and their expertise.

So we are not thinking in the beginning at all about retraining our entire sales force to be BPO sales people. That is not what is necessary here. What is necessary is that we have reached a connection into the account so that ACS can actually do their magic in the account.

Keith Bachman  - BMO Capital Markets - Analyst

Okay, thank you.

Lynn Blodgett  - Affiliated Computer Services - President and CEO

And ACS has -- we have the subject matter expertise, the subject matter expert salespeople who can go in and sell the individual BPO offering. It is this connection and relationship that is the key here.

Ursula Burns  - Xerox Corporation - President and CEO

So last question, please.

Operator

Richard Gardner.

Final Transcript
Sep. 28. 2009 / 8:30AM ET, XRX - Xerox to Acquire Affiliated Computer Services

Richard Gardner  - Citigroup - Analyst

Good morning, Ursula. This question is closely related to the one that Keith just asked but you had mentioned earlier that there was technology that Xerox had that was directly applicable to the work that ACS was doing for its customers and you talked a lot about that in the last reply. But I was just hoping that you might be able to give us a few concrete examples of situations where there is a lot of synergy between what Xerox is doing for customers and what ACS is doing for customers and how bringing the two companies together makes for a more cost effective and efficient solution for the customer, please.

Ursula Burns  - Xerox Corporation - President and CEO

I will let Lynn start with that and then I will close --

Lynn Blodgett  - Affiliated Computer Services - President and CEO

As the largest diversified BPO provider in the world, we deal with literally tens of millions of images each day. And much of the time we will take an image of a record, some kind of document that our clients need processed, we have all kinds of great capability of gathering those images but many times, we send the image through our workflow to another human being. And a human being will look at that image on a screen and they will pipe the information. And we have employed what is called OCR technology for many years and we have continued to try to improve that technology.

I can tell you that with the investment of over $1 billion a year that Xerox puts into image-based solutions, their grasp of how to view data in that kind of unstructured data is a light year ahead of where we are and will allow us to be able to eliminate a lot of that cost. I mean labor is our largest cost and this is something that goes right to the heart of that cost for us. So that would be one major example.

Ursula Burns  - Xerox Corporation - President and CEO

And if you think even further down the road how you would expand even more deeply, some of it is as Lynn said, automation of a current process which we can clearly see and we have incorporated some of the benefits in our near-term thinking of that value. But think even further down what Xerox does and our expertise, we have researchers around the world that today can provide solutions to ACS to expand their reach. If you capture an image and then can actually manipulate it and add value to that image, so redact things automatically or combine information about a specific client or service, you can actually move up the value chain with the ACS customer than even with the Xerox customers.

So it is not only about a second set of labor arbitrage where we apply technology to remove cost, it is about applying technology as well as to expand our reach into the client account and do something more with the data than just scan it and store it. It is to manipulate it, to actually apply to the client a way for them to grow their business as well.

So thank you for your interest today and we look forward to continuing this discussion with you. I am sure that we will have some time to do that as we go forward. We are happy about sharing the details at the close of the transaction.

Operator

This concludes today’s conference call. You may now disconnect.

Final Transcript
Sep. 28. 2009 / 8:30AM ET, XRX - Xerox to Acquire Affiliated Computer Services

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Forward-Looking Statements

This document contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of the Company will not be successful; the risk that we will not realize all of the anticipated benefits from our transaction with Xerox; the risk that customer retention and revenue expansion goals for the Xerox transaction will not be met and that disruptions from the Xerox transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the Xerox transaction) and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2009 Annual Report on Form 10-K and Xerox’s 2008 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

The proposed merger transaction involving the Company and Xerox will be submitted to the respective stockholders of the Company and Xerox for their consideration.  In connection with the proposed merger, the Company will file a joint proxy statement with the SEC (which such joint proxy statement will form a prospectus of a registration statement on Form S-4 that will be filed by Xerox with the SEC).  The Company and Xerox will each mail the joint proxy statement/prospectus to its stockholders.  The Company and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from the Company’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

The Company, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of the Company and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of the Company and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from the Company and Xerox websites using the contact information above.